October 12, 2021

VIA EDGAR

Gregory Herbers, Esq.

Division of Corporate Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	PepperLime Health Acquisition Corp.
Registration Statement on Form S-1
Filed September 28, 2021, as amended
File No. 333-259861

Dear Mr. Herbers:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other underwriters, hereby joins in the request of PepperLime Health Acquisition Corp. that the effective date of the above-referenced registration statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on Thursday, October 14, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 525 copies of the preliminary prospectus dated September 28, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

Each of the undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

OPPENHEIMER & CO. INC.

By:	/s/ Peter Bennett
Name:	Peter Bennett
Title:	Managing Director, Head of ECMAs

As Representatives of the underwriters

cc:	PepperLime Health Acquisition Corporation
Ramzi Haidamus

cc:	Freshfields Bruckhaus Deringer US LLP
Sarah K. Solum, Esq.
Valerie Ford Jacob, Esq.
Andrea Merediz Basham, Esq.
Sebastian L. Fain, Esq.

DLA Piper LLP (US)
Curtis L. Mo, Esq.